SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing that Banco de Chile has become aware, on this date, of the approval of the Policy for the Election of Directors in Subsidiary Companies by LQ Inversiones Financieras S.A.

Santiago, November 27, 2025

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref.: Material Information/

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045 on Securities Market, Chapter 18-10 of the Restated Regulations of Banks of the Financial Market Commission (“CMF”), General Rule (“NCG”) No. 30 of the CMF and Section II of NCG No. 533 of the CMF, that establishes instructions regarding the Policy for the Election of Directors in Subsidiary Companies, I hereby inform you as a material information that, on this date, Banco de Chile has become aware of the approval of the General Policy for the Election of Directors in Subsidiary Companies by LQ Inversiones Financieras S.A.

The aforementioned Policy is available in LQ Inversiones Financieras S.A.’s website www.lqif.cl.

Sincerely,

Eduardo Ebensperger Orrego

CEO

Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2025

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO

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